UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

Act EXCHANGE ACT OF 1934
Section —
Rule 10b-10
Public Availability 3.12.08

March 12, 2008

[redacted]

09050002

Norman M. Reed
General Counsel
Omgeo LLC
55 Water Street
New York, NY

Re: **No-Action Request of Omgeo LLC**

Dear Mr. Reed:

In your letter dated March 11, 2008, on behalf of Omgeo LLC ("Omgeo"), you request assurance that the staff of the Division of Trading and Markets would not recommend enforcement action under Rule 10b-10 of the Securities Exchange Act of 1934 ("Exchange Act") against Omgeo's broker-dealer customers (the "Broker-Dealer Participants) that rely on Omgeo's TradeSuite service ("TradeSuite") to satisfy their confirmation delivery obligations to their institutional customers that are customers for purposes of Rule 10b-10 (each, a "Customer"), if the disclosures Omgeo's Broker-Dealer Participants customarily provide on the back of paper confirmations are provided electronically, as discussed in your letter.

Response:

Based on the facts and representations set forth in your letter, the staff of the Division of Trading and Markets will not recommend enforcement action to the Commission under Exchange Act Rule 10b-10 against Omgeo's Broker-Dealer Participants if they rely on TradeSuite to satisfy their confirmation delivery obligations to Customers under Rule 10b-10(a) where the disclosures customarily provided on the back of paper confirmations are provided electronically, as discussed in your letter. In taking this position, we note in particular that each electronic trade confirmation, including the URL linkage, will contain all of the information required by Rule 10b-10. We also note that when a Customer to whom a confirmation must be given or sent is other than a TradeSuite participant, Broker-Dealer Participants will continue to have a responsibility to give or send trade confirmations to such Customers, pursuant to Rule 10b-10.

This position concerns enforcement action under Rule 10b-10 only and is based solely upon the representations you have made and is limited strictly to the facts and conditions described in your letter. Any different facts or circumstances, including any change to the operation of TradeSuite, may require a different response. Finally, we express no view with respect to other questions the proposed activities of Omgeo may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account confirmations.

Sincerely,

Paula R. Jenson
Deputy Chief Counsel

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: March 12, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Omgeo LLC– No-action relief regarding Rule 10b-10 of the Exchange Act omgeo

Shaping STP™

Norman M. Reed
General Counsel

Omgeo
55 Water Street
22nd Floor
New York, NY 10041

Tel 212.855.3244
Fax 212.855.3215
www.omgeo.com

March 11, 2008

Ms. Paula R. Jenson
Deputy Chief Counsel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Relief Pursuant to Rule 10b-10(f)

Dear Ms. Jenson:

Omgeo LLC ("Omgeo") requests assurance that the staff of the Division of Trading and Markets of the Securities and Exchange Commission ("Commission") would not recommend enforcement action to the Commission under Rule 10b-10(a) under the Securities Exchange Act of 1934 ("Exchange Act"), against Omgeo's broker-dealer customers (the "Broker-Dealer Participants"), which rely on Omgeo's TradeSuite service ("TradeSuite") to satisfy their confirmation delivery obligations to their institutional customers that are customers for purposes of Rule 10b-10 (each, a "Customer"), if the disclosures Omgeo's Broker-Dealer Participants customarily provide on the back of paper confirmations are provided as discussed below. TradeSuite is the current name of the ID System that was formerly operated by The Depository Trust Company ("DTC") and which, pursuant to no-action relief from the staff, has since 1983 provided electronic confirmations in satisfaction of Rule 10b-10 to the Customers of broker-dealers using that system.[1] Omgeo is a Delaware limited liability company that is a joint venture between The Depository Trust and Clearing Corporation ("DTCC")[2] and certain subsidiaries of The Thomson Corporation ("Thomson"). The Commission approved the joint venture in 2001, at which time DTCC transferred its TradeSuite service to Omgeo.[3]

[1] Letter re: The Depository Trust Company (January 31, 1983). In 1983, DTC obtained relief to provide confirmations to clients via (i) hard copy, (ii) microfilm, (iii) Participant Terminal System, (iv) Dial-up-Teletype compatible Terminal, (v) Tape-to-Tape transmission, (vi) Facsimile Transmission, and (vii) Computer Communication Facility. *See also* letter re: The Depository Trust Company (October 29, 1974).

[2] DTCC was created in 1999 as a holding company for DTC and the National Securities Clearing Corporation, each of which is registered as a clearing agency pursuant to Section 17A of the Exchange Act.

[3] Exchange Act Release Nos. 44188 (April 17, 2001) and 44891 (April 17, 2001). The Commission has also granted an exemption from registration as a clearing agency to Omgeo Matching Services – US, LLC (formerly named GJV Matching Services – US, LLC), which is a wholly-owned subsidiary of Omgeo. Omgeo provides through Omgeo Matching Services – US, LLC specified services that would require registration with the Commission as a clearing agency, absent an exemption from such registration, or designation as a "Qualified Vendor" as defined in New York Stock Exchange Rule 387(a)(5) and NASD Rule 11860. *See also* letter re: The Depository Trust Company (April 17, 2001) (stating that the transfer of

Omgeo's Request

Omgeo proposes to make available to its Broker-Dealer Participants a new service that will permit those Broker-Dealer Participants to satisfy the confirmation delivery requirements of Rule 10b-10(a) electronically through an enhancement to TradeSuite and thereby completely eliminate the need for paper confirmations.[4] As you know, many broker-dealers continue to send paper confirmations to their institutional customers. They do this because these broker-dealers have historically placed many of the disclosures that Rule 10b-10 requires, particularly with regard to fixed income transactions, on the back of paper confirmations.[5] We understand that the costs to the securities industry of continuing to provide paper confirmations are quite high -- according to our estimate, in excess of $273 million annually.[6] In calculating this

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TradeSuite to Omgeo will not affect the Rule 10b-10 relief previously granted to DTC with respect to TradeSuite).

[4] Omgeo would like to point out to the staff that TradeSuite currently discloses the key, transaction specific information that Rule 10b-10 requires. TradeSuite currently has dedicated fields disclosing the following items, where applicable: (1) trade date; (2) identity of the security; (3) price; (4) shares, units or principal amount; (5) capacity; (6) commission; (7) reported price; (8) debt security subject to redemption prior to maturity; (9) dollar price (where debt security transaction effected on basis of yield; (10) non-governmental debt security not rated by a nationally recognized statistical rating organization; (11) market maker status; (12) non-SIPC membership; and (13) time of transaction. Omgeo will also add to TradeSuite dedicated fields disclosing the following items by the end of the first quarter of 2009: (1) "mixed capacity," and "principal, agent and agent for another" will be added to the existing capacity field; (2) third-party remuneration received; (3) markup/markdown; (4) current yield; (5) yield to maturity; and (6) yield to call. Free form text fields are currently available on the TradeSuite confirmations, which broker-dealers may use to disclose the information to be added by the end of the first quarter of 2009. After the first quarter of 2009, we understand that Broker-Dealer Participants will be required to use the dedicated fields to provide the Rule 10b-10 disclosures stated above where such dedicated fields are available.

[5] In addition to Rule 10b-10 disclosures, broker-dealers have also placed many of the disclosures required by Municipal Securities Rulemaking Board ("MSRB") Rule G-15 and boilerplate contractual provisions particular to their individual firms on the back of these paper/hard copy confirmations.

[6] We derived this value by using the staff's own estimate of the cost of generating and sending a paper confirmation – which is 91 cents. *See* 72 FR 6013 (February 8, 2007) (Notice in the Federal Register Soliciting Comment Regarding an Extension of Rule 10b-10 Pursuant to the Paperwork Reduction Act of 1995 (44 U.S.C. 3501 *et seq.*)). TradeSuite generates approximately 300 million confirmations a year. We assumed that according to current practices in the securities industry that each TradeSuite confirmation sent would generate a corresponding paper confirmation. We then multiplied 300 million by 91 cents to obtain the sum of $273 million.

This estimate of the costs imposed by paper confirmation on the securities industry is supported by the cost-benefit section of the recent release in which the Commission adopted amendments to the proxy rules under the Exchange Act. In that release, the Commission estimated that soliciting parties spent in aggregate $481.2 million in postage and printing fees alone to distribute paper proxy materials to beneficial estimate, Omgeo did not take into account the costs that Customers incur in receiving, reconciling and storing paper confirmations, which costs likely would add considerably to this amount.[7] A reduction in these costs could ultimately benefit our Broker-Dealer Participants and their Customers.

Omgeo proposes to implement an enhancement to the TradeSuite electronic confirmation message that will eliminate the need for Broker-Dealer Participants to send paper confirmations. Specifically, Omgeo intends to enable each Broker-Dealer Participant to enter into an Omgeo database the Rule 10b-10 information that it currently includes on the back of its paper confirmations ("backside information") so these disclosures can be quickly and efficiently communicated to Customers.[8] Each Broker-Dealer Participant will be permitted to enter multiple disclosures in this database so that our Broker-Dealer Participants may easily provide different disclosures for different types of securities transactions – *e.g.*, transactions involving equity securities or fixed income securities.[9] After the Broker-Dealer Participants have entered their disclosures into Omgeo's database, Omgeo will provide each and every TradeSuite confirmation with the appropriate backside information provided to us by the particular Broker-Dealer Participant that is applicable to the specific transaction. Each TradeSuite confirmation will be stamped with a URL so that Customers can enable the URL and view the backside information; *i.e.*, the appropriate TradeSuite confirmation message will be linked to the appropriate disclosures for particular trades.[10] In addition to viewing the

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owners during the 2006 proxy season. *See* Exchange Act Release No. 56135 (July 26, 2007) at Section VI(C)(2).

[7] Significantly, the staff recognized the cost imposed on customers by paper confirmations when it first addressed this issue in its 1974 letter granting relief to the DTC. *See* letter re: The Depository Trust Company (October 29, 1974) ("You indicate that eliminating the need for an additional confirmation, which is now provided by participating ID broker-dealers, will reduce the costs not only of such ID broker-dealers but also of ID institutions.").

[8] Omgeo intends to charge a fee for providing this service. However, the amount of this fee will be much less than the amount its Broker-Dealer Participants currently pay to print and send paper confirmations. As a result, Customers who elect to use this service will be lowering their operating costs and be able to pass these savings on to investors.

[9] Omgeo intends to allow Broker-Dealer Participants to provide disclosures in satisfaction of MSRB rule G-15 also. Omgeo will work with the MSRB to obtain appropriate relief, as necessary, to allow Broker-Dealer Participants to satisfy MSRB rule G-15 by use of this service.

[10] The TradeSuite confirmations sent to Customers will disclose to the Customers the information in the dedicated fields enumerated in footnote 4, *supra*. Those confirmations will also disclose the availability of additional information relating to the transaction, which may be accessed by the Customer through the URL link. The information that is made available through the URL link will be provided in a single, contiguous form. Each TradeSuite confirmation, including the URL linkage, will contain all of the information required by Rule 10b-10.

applicable backside information for every trade executed on their behalf, Customers will also have the ability to easily print such disclosures.[11] Customers will not be required to execute or re-execute a Mailed Confirmation Elimination Agreement as a condition to employing the proposed services.[12] Where a Customer to whom a confirmation must be given or sent is other than a TradeSuite participant, Broker-Dealer Participants will continue to have a responsibility to give or send trade confirmations to such Customers, pursuant to Rule 10b-10.

In addition to the cost savings, Omgeo's proposal provides other advantages to its Broker-Dealer Participants and the Customers on the TradeSuite system. For example, Omgeo's proposal will easily and quickly permit Broker-Dealer Participants to change the required regulatory disclosures and the other disclosures that now appear on the back of paper confirmations. This will permit broker-dealers to quickly and economically come into compliance with applicable regulatory or legal changes, *e.g.*, rulemaking by the Commission or a self-regulatory organization, an important enforcement action or settlement, or a decision by a court regarding commercial contracts. It will also permit them to efficiently correct any errors or deficiencies they discover in their current regulatory disclosures or standard contract provisions, unlike changes to paper confirmations which can require significant investments of time and money.

<u>Prior Commission Action</u>

Omgeo believes that its request to provide confirmations to Customers on behalf of its Broker-Dealer Participants is similar to past no-action relief provided by the Commission.[13] As indicated above, the staff has permitted TradeSuite (through its predecessor, DTC ID) to confirm securities transactions on behalf of DTC's broker-dealer participants since 1974 (including by wire transmission).[14] This relief was

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[11] Customers will have the ability to view, download and print confirmations. SEC and self-regulatory organization examiners will be able to identify the disclosures provided by TradeSuite confirmations in connection with specific transactions by referring to the URL linkage indicated on the confirmation for each such transaction. Omgeo will retain copies of all such URL linkages and make them available to SEC and self-regulatory organization examiners and Omgeo's Broker-Dealer Participants upon request for not less than the time periods required for broker-dealers under Exchange Act Rules 17a-3 and 17a-4.

[12] Customers that have not previously executed a Mailed Confirmation Elimination Agreement have agreed to rely on the TradeSuite system for confirmations, which solely sends confirmations electronically. Customers are able to download and print copies of the TradeSuite confirmations that have been sent electronically.

[13] *See e.g.*, letter re: <u>Sungard Institutional Brokerage Inc.</u> (July 3, 2007).

[14] Letter re: <u>The Depository Trust Company</u> (October 29, 1974). In the original relief, the staff permitted DTC to send the institutional customers solely the information customarily appearing on the front of the confirmation (including the broker-dealer's capacity as principal or agent), while allowing the broker-dealers to agree with their institutional customers to incorporate by reference the information customarily

expanded nine years later, to explicitly permit DTC to send confirmations on behalf of its broker-dealer participants through a variety of electronic means in satisfaction of Rule 10b-10, through its ID service.[15] Omgeo now requests relief permitting it to send all of the information required by Rule 10b-10 to Customers electronically, by providing the standardized information customarily appearing on the back of the paper confirmation through an electronic linkage appearing on the electronic TradeSuite confirmation to Omgeo's Internet website.

Omgeo's proposal is consistent with prior Commission interpretations on the electronic delivery of confirmations to customers by broker-dealers generally. In 1996, the Commission stated, in its electronic delivery release, that broker-dealers may deliver confirmations electronically, with the informed consent of the customer, provided they meet the basic requirements of notice, access and evidence of delivery.[16] Under Omgeo's proposal, the Customers, will consent to receiving confirmations electronically through TradeSuite upon initially accepting the TradeSuite confirmations providing the URL linkage. The Customers will receive electronic notice of the availability of additional information through an electronic linkage to Omgeo's website when they view their TradeSuite confirmations.[17] They will have access to the information through an Internet linkage on the electronic confirmation. Evidence of delivery may be reasonably inferred because the confirmations will be sent to the address specified in writing by the Customer.[18]

Recent letters from the staff are consistent with Omgeo's proposal. First, in late 2006, the staff issued a no-action letter to Omgeo that permitted certain trade information provided by Omgeo's Central Trade Manager ("CTM") system to investment managers to satisfy the confirmation requirements of Rule 10b-10.[19] In that letter the staff

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appearing on the back of a paper confirmation by agreement, when transmitting confirmations by wire transmission.

[15] Letter re: The Depository Trust Company (January 31, 1983). Moreover, in 1993 the staff issued no action relief to a Thomson subsidiary, Thomson Financial Services, so that broker-dealers could rely on electronic messages sent through the OASYS Global service to institutional clients to satisfy their obligations under Rule 10b-10. Letter re: Thomson Financial Services (October 8, 1993).

[16] Exchange Act Release No. 37182 (May 9, 1996).

[17] Omgeo sends TradeSuite confirmations to Customers at the location designated by the Customer), through one of the media that Omgeo offers (e.g., computer-to-computer, workstation). Confirmations are sent to the Customers real-time, upon receipt of input by broker-dealer participants, throughout the trading day. The Customers retrieve them as appropriate to review their trade executions and status.

[18] *Id.*

[19] *See* Letter re: Omgeo LLC (December 14, 2006).

determined, among other things, that broker-dealers could comply with Rule 10b-10 by inputting data into the CTM system, and that investment managers using this service would obtain all of the information required for compliance with Rule 10b-10 by accessing CTM and downloading this data into their computer systems.[20] Broker-dealers using CTM were not required to send Rule 10b-10 required information directly to investment managers but instead were essentially allowed to post or load their Rule 10b-10 information onto the CTM database where investment managers would retrieve it.

In a second letter, the staff recently granted no-action relief to SunGard Institutional Brokerage, permitting broker-dealers using the SunGard Transaction Network ("STN") to provide electronic trade confirmations to users of STN for purposes of Rule 10b-10.[21] SunGard's request for relief clearly stated that the STN would provide the information that currently appears on the back of paper confirmations via electronic transmission.[22]

Finally, the Commission has recognized that as technology drives change in the securities industry it is obligated to adapt its regulations and interpretations to this evolution.[23] As the staff recognized in the SunGard letter, communications technology has evolved to the point where paper confirmations are no longer necessary, at least not for the institutions that make up Omgeo's client base. The securities industry and ultimately investors will benefit if the staff provides assurances under Rule 10b-10 because of the increased operating efficiencies and costs savings our proposal will generate. We therefore respectfully request that the staff grant our request.

* * * * *

We welcome the opportunity to discuss this request with you. If you have any questions regarding this request, please call me at 212.855.3244 or our outside counsel, Jack

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[20] *See id.*

[21] Letter re: SunGard Institutional Brokerage, Inc. (July 3, 2007).

[22] *Id.* Sungard stated that, among other things, the STN will do the following. "All of the information that would normally appear on the back of a paper confirmation, including any additional disclosures that the Dealer Participant [broker-dealer user of STN] may wish to provide that are not required by Rule 10b-10, will be provided with each confirmation." *See also* letter re: TradeWeb LLC (July 22, 2003) (permitting TradeWeb to send electronic confirmations for fixed-income securities transactions on behalf of broker-dealers).

[23] Exchange Act Release No. 42728 (April 28, 2000) at Section 2(D). "We will continue to examine and consider the removal of regulations that pose unnecessary barriers to electronic commerce and maintain those regulations that are essential to protect investors."

Drogin of Morgan, Lewis and Bockius at 202.739.5380. On behalf of Omgeo, we appreciate the staff's consideration of this request.

Very truly yours,

Norman M. Reed
General Counsel

END